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                                                                   SUB-ITEM 77M

                                    MERGERS

INVESCO LEADERS FUND INTO INVESCO GROWTH ALLOCATION FUND

   On December 6, 2012, the Board of Trustees of AIM Growth Series (Invesco Growth Series) ("AGS") approved an Agreement and Plan of Reorganization (the "Agreement"). On July 2, 2013, at a Special Meeting for shareholders of Invesco Leaders Fund (the "Target Fund"), an investment portfolio of AGS, shareholders approved the Agreement that provided for the combination of the Target Fund with Invesco Growth Allocation Fund (the "Acquiring Fund"), an investment portfolio of AGS (the "Reorganization"). Pursuant to the Agreement, on July 15, 2013, all of the assets of the Target Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Target Fund and AGS issued Class A, Class B, Class C, and Class Y shares of the Acquiring Fund to the Target Fund's Class A, Class B, Class C and Class Y shareholders, respectively. The total value of the Acquiring Fund shares of each class that shareholders received in the Reorganization was the same as the total value of shares of the corresponding class of the Target Fund that shareholders held immediately prior to the Reorganization. No sales charges or redemption fees were imposed in connection with the Reorganization.